Exhibit 99.1

News Release #12/2011
2011-12-19

Baja Mining Receives Letter Requisitioning a Shareholder Meeting

Vancouver, December 19, 2011 - Baja Mining Corp. ("Baja") (TSX:BAJ - OTCQX: BAJFF) today announced that it has received a letter dated December 16, 2011 from Mount Kellett Master Fund II A LP of New York (“Mt. Kellett”), described as a registered shareholder of 19.9% of Baja’s shares.

Mt. Kellett says it is requisitioning a special meeting at which shareholders will be asked to approve the appointment of two Mt. Kellett nominees to the Board, either by replacing two incumbent Baja directors or by increasing the number of Baja directors to nine from seven. The requisition letter also proposes to put before the meeting certain non-binding resolutions.

The Company is considering this correspondence and will provide more information in due course. If the special meeting described in Mt. Kellett’s letter proceeds, management will provide shareholders with more information by way of a Management Information Circular in advance of the meeting, which shareholders should read carefully before reaching a decision with regard to their votes. In the meantime, there is no need for shareholders to take any action.

Baja Mining (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70% interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30%. Boleo is funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 Mt of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo can be developed economically at an after-tax IRR of 25.6% (100% equity). The Project, which has a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), has a NPV of US$ 1.3 billion (8% discount rate), and an average life-of-mine cash cost of negative US$ 0.29/lb for copper, net of by-product credits. Metal Prices are based on SEC pricing guidelines (which at the time of the 2010 report were $2.91/lb Cu, $26.85/lb Co and $1,175/tonne ZnSO4H2O). For more information, please visit www.bajamining.com.

On behalf of the Board of Directors of Baja Mining Corp.

"John W. Greenslade"

John W. Greenslade, President & Chief Executive Officer

For further information please contact Kendra Low, Vice President Administration, at 604 685 2323

Some of the statements contained in this release are forward-looking statements, within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of copper production and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those

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News Release #12/2011
2011-12-19

contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

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